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TEXAS LIQUIDS, LLC
Statements of Income
Periods Ended July 31, 2000
 (expressed in millions, rounded to hundred thousands of dollars)
(Unaudited, subject to adjustment)

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                         Month     Four Months
                         -----     -----------

Revenues          $16.4     $51.2
Cost of sales          15.7          48.9
                         -----     -----
Gross margin          0.7     2.3
                         -----     -----
Selling, general, and administrative:
     Salaries and benefits          0.1          1.8
     Selling and marketing          0.1          (0.3)
     Office expense          -          0.3
     Depreciation and amortization     -           0.1
     Other          -          0.1
                              -----     -----
          Total selling, general, and administrative     0.2     2.0
                              -----     -----
Net income               $ 0.5          $ 0.3
                              =====          =====

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